EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and nine month periods ended September 30, 2002 and 2003 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine month periods ended September 30, 2002 and 2003:

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
Net income available to common stockholders for basic EPS computation	$520	$846	$18,557	$5,198
Effect of dilutive securities	—	—	—	—
Net income available to common stockholders for diluted EPS computation	$520	$846	$18,557	$5,198

Weighted average number of common shares outstanding for basic EPS computation	16,978	17,496	16,940	17,409
Effect of dilutive securities:
Stock options	389	336	499	343
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,367	17,832	17,439	17,752

Basic earnings per common share	$.03	$0.05	$1.10	$0.30

Diluted earnings per common share	$.03	$0.05	$1.06	$0.29